Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.co[redacted]

November 13, 2003
Our ref. No. PI 028

The U.S. Securities and Exchang
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results for the Interim Period Ended September 30, 2003**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

03 NOV 18 AM 7:21

Interim Results and Outlook for the Fiscal Year Ending March 2004 (US GAAP)

[Change of major indices]		Six months Ended Sept.2003	Six months ended Sept.2002	Increase or decrease
Crude oil	(USD/BBL)	25.5	25.0	0.5 (+2%)
Foreign exchange (YEN/USD)		118.1	123.1	-5.0 (4% yen appreciation)
Interest	(%)TIBOR	0.10	0.09	0.01 (+11%)

Consolidated Income

(Billions of Yen)	For the six months ended Sept.30,2002	For the fiscal year ended Mar.31,2003	For the six months ended Sept.30,2003	Gain/loss on a year earlier		Outlook for the fiscal year ending Mar.2004	Percentage of achievement	
Operating transactions	6,325.6	13,328.7	7,512.4	1,186.8		14,800.0	51%	
<Increase/decrease from original forecast of May 2003>						<+500.0>		
Gross profit	349.2	718.6	378.0	28.8	a	765.0	49%	
<Increase/decrease from May 2003>				<+8.3%>		<10.0>		
Selling, general and administrative expenses	(293.9)	(595.4)	(311.4)	(17.5)	b	(635.0)	49%	
Provision for doubtful receivables	(13.7)	(22.6)	(0.4)	13.3	c	(10.0)	4%	
Operating income	41.6	100.6	66.2	24.6		120.0	55%	i
<Increase/decrease from May 2003>				<+59.0%>		<+0>		
Interest expense — net	(7.3)	(14.0)	(7.6)	(0.3)	d	(15.0)	51%	
Dividends	17.8	28.2	10.0	(7.8)	d	25.0	40%	
Gain (loss) on marketable securities and investments — net	(14.9)	(43.1)	10.8	25.7	e			
Gain (loss) on property and equipment — net	8.9	(5.6)	(3.1)	(12.0)	f	20.0	51%	
Other income (expenses) — net	(5.6)	(5.3)	2.4	8.0	g			
Income from consolidated operations before income taxes	40.5	60.8	78.7	38.2		150.0	52%	j
<Increase/decrease from May 2003>				<+94.5%>		<+0>		
Income taxes	(19.5)	(38.3)	(34.6)	(15.1)		(80.0)	43%	
Minority interests in income of consolidated subsidiaries	(2.8)	(8.0)	(6.5)	(3.7)		(15)	43%	
Equity in earnings of affiliated companies — net	17.3	39.7	23.0	5.7	h	45.0	51%	
Cumulative effect of a change in accounting principle — net	8.1	8.1	0	(8.1)		0	-	
Net income	43.6	62.3	60.6	17.0		100.0	61%	k
<Increase/decrease from May 2003>				<+39.0%>		<+0>		
Core earnings (*1)	83.1	177.1	92.0	8.9		185.0	50%	
<Increase/decrease from May 2003>						<+5.0>		

(*1) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net

Assets and Liabilities

	Sept.30,2002	Mar.31,2003	Sept.30,2003	Increase/ Decrease from Mar. 2003	Mar.31,2004 (Outlook)	Increase/ decrease from Sept. 2003
Total assets	7,740.1	8,097.9	8,112.8	14.9	8,250.0	137.2
(Current assets)	3,641.8	3,922.1	3,934.7	12.6	4,100.0	165.3
(Investments and non-current receivables)	2,559.6	2,510.0	2,581.7	71.7	2,550.0	-31.7
(Property and equipment-net, other)	1,538.7	1,665.8	1,596.4	-69.4	1,600.0	3.6
Total shareholders' equity	1,001.6	937.1	1,085.8	148.7	1,150.0	64.2
Interest bearing liabilities (*2) Gross	4,031.6	3,912.9	4,022.6	109.7	4,150.0	127.4
Interest bearing liabilities (*2) Net	3,642.2	3,526.1	3,582.7	56.6	3,750.0	
(Debt-to-equity ratio – Gross)	4.0	4.2	3.7	-0.5	3.6	167.3
(Debt-to-equity ratio – Net)	3.6	3.8	3.3	-0.5	3.3	-0.1

(*2) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133".

Cash Flows

	Six months ended Sept. 30, 2002	Year ended Mar. 31,2003	Six months ended Sept. 30,2003	
Operating activities	152.4	270.3	73.9	Reflects continuing strong cash flows from metal resources business and growth in overseas automobile operations
Investing activities	(51.9)	(24.4)	(74.7)	Reflects projects outflows for the acquisition of airplane leasing assets
Free Cash Flow	100.5	245.9	(0.8)	
Financing activities	(127.8)	(282.7)	71.4	Reflects increase in long-term debt in an improving environment for fund procurement.
Increase/decrease of cash and cash equivalents	(38.2)	(46.4)	75.1	

Outline of Fiscal 2004 Interim Results

Overview

(1) Operating Income, Core Earnings and Net Income Reach Record High Levels

The interim period was noteworthy for the emergence of a new earnings pillar, Machinery, which saw earnings increase sharply on growth in overseas automobile operations. Machinery Group joins the three existing earnings pillars—Energy Business, Metals and Living Essentials Groups. The result was a 59% jump in operating income to Y 66.2 billion, an 11% increase in core earnings to Y 92.0 billion and a 39% rise in net income to Y 60.6 billion. Excluding the fiscal 2001 interim period when Y 108.6 billion in gains on the sale of U.S. firm PIRI (Photonic Integration Research Inc.) were recorded, net income was a record for an interim period. Core earnings also reached an all-time-high, rising sharply above the previous fiscal year.

(2) Decrease in Write-Off Related Losses on Non-Performing Assets

A substantial reduction from the fiscal 2003 interim period in write-off related losses on non-performing assets contributed to the strong overall result. Mitsubishi Corporation has made progress in improving the quality of its assets, employing the Exit Rules and the Portfolio Management Strategy to aggressively reallocate resources.

3-Year Interim Data—Earnings and Write-Offs (Y billion)

	Interim FY02	Interim FY03	Interim FY04
Net income	41.9	43.6	60.6
Operating income	5.7	41.6	66.2
Core earnings	4.7	83.1	92.0
Write-offs of non-performing assets	8.9	28.3	7.4

(3) Shareholders' Equity Back Over One Trillion Yen

Shareholders' equity increased ¥148.7 billion compared with March 31, 2003, breaking back through the one-trillion yen mark. The return to this level is due to the net income from a strong performance in the first half of fiscal 2004, the effects of the stock market rally and an improvement in the foreign currency translation adjustments account.

Major Year-on-Year Changes

Major Year-on-Year Changes

a. Gross profit (Increased Y 28.8 billion)

Gross profit rose 8% year on year, mainly due to the continuation of strong automobile transactions in Asia, an upturn in the petroleum-related products and petrochemical products markets, and the consolidation of Metal One Corporation.

b. Selling, general and administrative expenses (Increased Y 17.5 billion)

The increase, which was due to the inclusion of Metal One and business expansion at food-related subsidiaries, was in line with the increase in gross profit.

c. Provision for doubtful receivables (Decreased Y 13.3 billion)

The substantial improvement was due to the absence of the large write-offs of receivables in the machinery business in the previous fiscal year.

d. Net financial income (Decreased Y 8.1 billion)

Reflects decrease in dividends due to lower dividends from energy resource-related investments.

e. Gain on marketable securities and investments—net (Increased Y 25.7 billion)

- Write-off of marketable securities (available for sale) ......Decreased Y 6.6 bil. (Y 0.1 bil. ← Y 6.7 bil.)
- Write-off related losses on non-performing assets ......Decreased Y 7.7 bil. (Y 7.0 bil. ← Y 14.7 bil.) (losses on sale and write-down losses)
- Other gains on sales of shares, etc....... Increased Y 11.4 bil. (Y 17.9 bil. ← Y 6.5 bil.)

f. Loss on property and equipment (Decreased Y 12.0 billion)

Reflects absence of the gains on the sale of real estate owned by the parent company in the previous fiscal year.

g. Other expenses — net (Increased Y 8.0 billion)

Reflects increase in foreign currency transaction gains on credit sales at overseas subsidiaries.

h. Equity in earnings of affiliated companies — net (Increased Y 5.7 billion)

A year-on-year increase of 33% due to another strong showing by energy resource-related companies and automobile-related companies in Asia and Europe, in addition to higher profits at Lawson.

Segment Overview

[All business segments posted profits]

Net Income by Segment (Y billion)

	Interim FY03	Interim FY04
New Business Initiative	-2.7	0.4
Energy Business	9.8	16.6
Metals	14.5	18.3
Machinery	5.0	21.5
Chemicals	5.9	8.4
Living Essentials	16.4	15.3
Eliminations or Unallocated	-5.3	-19.9

Major Changes

New Business Initiative...Increase due to higher profits at Lawson and lower write-offs than in the previous year

Energy Business...Increase due to higher profits on petroleum-related transactions and strong performances by overseas natural resource development-related subsidiaries

Metals...Higher profits came from a strong result at an Australian coking coal-related subsidiary and the strong start by Metal One

Machinery...Increase due to higher earnings at overseas automobile operations and a strong performance by real estate development operations

Chemicals...Higher profits due to a strong petrochemical products market

Living Essentials...Decrease in earnings due to lower profits on food transactions at the parent company

Outlook for the fiscal year ending March 2004

Overview

Mitsubishi Corporation is aiming for consolidated net income of Y 100.0 billion as the crowning achievement of MC2003, its current 3-year plan begun in April 2001. The company has not revised its initial forecasts of Y 120.0 billion for operating income and Y 100.0 billion for net income given that the achievement rate for the main items (gross profit, operating income, core earnings, etc.) is in line with plans at around 50%.

Main Points

i. Operating income...Y 120.0 billion

Mitsubishi Corporation is forecasting operating income of Y 120.0 billion, the same as its original forecast. This forecast is based in part on the expectation that a Y 10.0 billion decline in gross profit in relation to the initial forecast will be offset by an equal decline in SG&A expenses due to the postponement of plans to consolidate certain subsidiaries.

j. Income from consolidated operations before income taxes ... Y 150.0 billion

This is the same as originally forecast. While the company expects to see lower-than-expected interest expenses, it projects a slight increase in other expenses against original estimates.

k. Net income... Y 100.0 billion

The projected net income of Y 100.0 billion is unchanged from the initial forecast.

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

AND

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2003

Based on US GAAP

Mitsubishi Corporation
Investor Relations Office
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
Email:ml.ir@mitsubishicorp.com

Consolidated Financial Results for the Six Months Ended September 30, 2003 (Based on US GAAP)

November 13, 2003
Mitsubishi Corporation

TOKYO, November 13, 2003..... Mitsubishi Corporation announced today its consolidated results, based on accounting principles generally accepted in the United States, for the six months ended September 30, 2003.

I. Management Policies

1. Management Policies

To create new value, Mitsubishi Corporation has been implementing the following measures in line with the MC2003 three-year plan that began in 2001. The goals of this plan are further increasing the profitability of the Mitsubishi Corporation Group and strengthening the management base. For the current fiscal year, the final year of the MC2003 plan, Mitsubishi Corporation has set a target of Y 100.0 billion in consolidated net income to demonstrate its dedication to creating value by providing a wide range of services and products to our glolbal customer.

(1) Progress in Growth Strategies

The overall growth strategy in MC2003 consists of the following three parts.

First is the Portfolio Management Strategy. This strategy calls for Mitsubishi Corporation to aggressively reshape its portfolio of businesses by reallocating resources and strengthening strategic business areas. Concerted efforts were made to withdraw from unprofitable ventures, channel resources into promising areas and realign the businesses. Through these efforts, machinery businesses appeared as a fourth pillar of earnings,.adding to the already existing earnings pillars of energy, metal resources and food businesses. They are also yielding an improved earnings base in all segments.

The second strategy is a blueprint for creating new business models and for expanding and carving out new business domains that leverage Mitsubishi Corporation's so-called FILM functions (Finance, IT, Logistics and Marketing technologies). Mitsubishi Corporation is actively developing new business models augmented by these FILM functions. Two examples are expansion of the healthcare field, encompassing medical support operations and nursing care, and Japanese real estate investment trusts (J-REITs). These businesses are growing steadily.

Third is the New Technologies Strategy that aims to commercialize new business models that draw on new technologies and other forms of intellectual property. In

nanotechnology, life science and other high-potential fields, Mitsubishi Corporation is actively searching for and cultivating new businesses that can become core sources of earnings in the future.

(2) **An Established Management System**

Under MC2003, Mitsubishi Corporation introduced business units (BUs) to function as the company's smallest unit for organizational control and earnings responsibility. At the same time, Mitsubishi Corporation introduced a new internal performance indicator, Mitsubishi Corporation Value Added (MCVA), which measures whether businesses are able to cover the cost of capital associated with a given level of risk. BUs are classified into three types: Stretch, Build and Restructure.

- Stretch BUs aim to maintain and increase earnings by adding new functions.
- Build BUs aim to expand new business domains.
- Restructure BUs aim to drastically realign their business through downsizing, restructuring and withdrawal from unprofitable areas.

All BUs will be assigned a clearly defined mission and MCVA is used to evaluate their results in detail. This system is thus employed to implement the Portfolio Management Strategy.

All BUs have been assigned a clearly defined mission and MCVA is used to evaluate their results in detail. This system is employed to promote the Portfolio Management Strategy. Now that this management cycle has become firmly entrenched at Mitsubishi Corporation, it is possible to boldly and swiftly allocate resources to fields exhibiting growth and expansion potential. This process has been instrumental to improved earnings at Mitsubishi Corporation. The company will continue to employ this management system as it seeks to create still more corporate value.

(3) **Corporate Governance**

Within the framework of MC2003, Mitsubishi Corporation is taking measures to improve the transparency and efficiency of its management systems. Goals are upgrading the system for managing businesses and strengthening corporate governance. For this purpose, the executive officer system was introduced to clearly divide the roles and responsibilities of directors and executive officers. Additionally, through the Governance Committee and International Advisory Committee, Mitsubishi Corporation is incorporating the views of prominent individuals from outside the company concerning the company's governance systems and management issues due to the increasingly global nature of markets. Furthermore, steps are being taken to strengthen auditing and compliance functions. Mitsubishi Corporation is upgrading internal auditing capabilities, ensuring that reports on audit plans and results are submitted periodically to directors, and putting in place a compliance system for both internal operations and business investments.

Note: Mitsubishi Corporation's Corporate Governance System

Mitsubishi Corporation has a corporate auditor system as well as a 18-member Board of Directors that includes 15 internal directors and 3 outside directors.

There are 5 corporate auditors, 3 internal and 2 external. (There are no significant related-party interests between Mitsubishi Corporation and any of the external directors and corporate auditors.)

The Board of Directors is advised by the 7-member Governance Committee (composed of 3 members from outside the company, 1 external director and 3 internal directors) and a 9-member International Advisory Committee (composed of 6 prominent individuals from outside the company and representing different areas of the world, 1 external director and 2 internal directors).

Oversight of the auditing function is performed by the Internal Audit Dept., which acts as an internal auditing body. This department is responsible for ensuring that business activities are performed properly and efficiently. Compliance activities are conducted by making all Mitsubishi Corporation personnel fully aware of the "Mitsubishi Corporation Code of Conduct" that was formulated in 2000 (and partially amended in 2003), and are being strengthened by the Chief Compliance Officer and the establishment of the Compliance Committee, which provides advice to this officer.

Through the above actions, and by fully utilizing Mitsubishi Group brand equity, human resources, business networks and other intangible assets, Mitsubishi Corporation aims to become a company that can create value and that is attractive to shareholders, customers and other stakeholders.

2. Basic Policy Regarding the Appropriation of Profits

Mitsubishi Corporation's basic policy is to meet shareholders' expectations by maintaining a stable dividend, while using retained earnings to maximize the corporate value of the Mitsubishi Corporation.

Mitsubishi Corporation plans to set the interim dividend at Y 4 per share, the same as in the previous fiscal year, from the viewpoint of improving its competitiveness and increasing profitability on a consolidated basis by effectively using retained earnings for business investments, capital expenditures and other corporate purposes, as well as in accordance with the company's desire to provide shareholders with a consistent return on their investment.

II. Operating Results and Financial Position

1. General Operating Environment

During the interim period, the world economy moved on to a recovery footing, albeit modest, spurred by an economic rebound in the U.S.

The U.S. economy maintained its momentum, supported by continued growth in consumer spending and housing starts, against a backdrop of historically low interest

rates, as well as by higher levels of capital expenditures, which reflected growing confidence in the corporate sector.

In Asia, the prevailing economic tone was one of continuing strong growth underpinned by expanding exports, mainly to the U.S., and growing internal demand. There were some countries, however, that struggled as they grappled with employment problems and other structural issues.

In Europe, sluggish economic conditions persisted as a whole with economies in major countries other than the U.K. mired in a slump. The key German economy, in particular, remained lackluster as it continued to be plagued by declining competitiveness and other structural problems.

Meanwhile, the Japanese economy made solid steps toward an economic recovery. Corporate earnings, notably those of large manufacturers, are rapidly improving on the back of an upturn in exports to the U.S. and Asia and the benefits of many years of restructuring. Another driver of the recovery is an upswing in capital expenditures, triggered by a more optimistic economic outlook. The return of stability to the financial sector, brought by a flexible government policy, has helped in this regard. Tempering the upbeat economic mood is the dependence of the recovery on overseas economic forces. Moreover, small and medium-sized enterprises and households have yet to overcome the effects of persistent deflationary pressures.

2. Consolidated Results (US GAAP)

(1) Summary of Interim Results

For the first half of the fiscal year ending March 31, 2004, consolidated operating transactions were Y 7,512.4 billion, Y 1,186.8 billion, or 18.8%, higher than the same period in the previous fiscal year. This result reflects increased petroleum-related transactions as well as the consolidation of Metal One, a steel products subsidiary established in January this year.

Gross profit rose Y 28.8 billion, or 8.3%, to Y 378.0 billion, on strong results at automobile-related subsidiaries, mainly in Asia, improving market conditions for LPG and petroleum products in the Energy Business, and the boost given by the aforementioned establishment of Metal One.

Selling, general and administrative expenses increased due to higher retirement benefit-related expenses, in addition to the consolidation of Metal One and other subsidiaries. However, the provision for doubtful receivables fell substantially from the previous fiscal year's first half when there were large write-offs.

Due to these factors, operating income climbed Y 24.6 billion, or 59.0%, to Y 66.2 billion.

In other income (expenses), dividends received from natural resource projects declined. A loss on property and equipment-net deteriorated by Y 12.0 billion in the absence of gains which were recorded on the sale of property and equipment in the previous fiscal year. These changes were outweighed, however, by a Y 25.7 billion increase in gain on marketable securities and investments-net on account of increased capital gains, an improvement in write-offs of available-for-sale marketable securities accompanying the stock market rally and a sharp decline in write-off related losses on non-performing assets.

As a result, income from consolidated operations before income taxes jumped Y 38.3 billion, or 94.5%, to Y 78.7 billion.

Net equity in earnings of affiliated companies rose Y 5.7 billion, or 33.0%, to Y 23.0 billion due to an increase in earnings from the company's investment in Lawson, which posted higher earnings in the absence of restructuring expenses in the prior period last year, and a continuation of strong results at automobile operations in Asia and Europe.

The result was a Y 17.0 billion, or 39.0%, increase in interim net income to Y 60.6 billion despite the recording in the previous fiscal year of a gain for the net cumulative effect of a change in accounting principle.

(2) <u>Outlook for the Fiscal Year Ending March 31, 2004</u>

Mitsubishi Corporation is projecting the following consolidated financial results for the current fiscal year.

	Fiscal 2004 (Forecast)	Fiscal 2003 (Actual)	Change
Operating transactions	Y 14,800 billion	Y 13,328.7 billion	+Y 1,471.3 billion
Net income	Y 100 billion	Y 62.3 billion	+Y 37.7 billion

Reference: Changes of basic assumptions

	Fiscal 2004 (Forecast)	Fiscal 2003 (Actual)	Change
Exchange rate	115.0JPY=US$1	122.0JPY=US$1	-7.0JPY to US$1
Crude oil price	US$25.0/BBL	US$25.9/BBL	-US$0.9/BBL
Interest rate (TIBOR)	0.10%	0.09%	+0.01%

Note: Earnings forecasts and other forward-looking statements in this release are based on management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

(3) Cash Flows

Cash and cash equivalents as of September 30, 2003 were Y 423.9 billion, Y 75.1 billion,

or 21.5%, higher than at March 31, 2003. While cash was used for the acquisition of airplane leasing and other assets, this was exceeded by cash inflows from an increase in cash from operating activities and long-term debt.

(Operating activities)

Net cash provided by operating activities was Y 73.9 billion in the interim period. While investment assets increased at the parent company and overseas finance subsidiaries, cash was provided by healthy operating transactions at overseas subsidiaries.

(Investing activities)

Net cash used in investing activities was Y 74.7 billion. Cash provided by the sale of available-for-sale marketable securities at the parent company was exceeded by cash outflows for the purchase of airplane leasing assets, investments in energy resource development-related companies and other uses.

Free cash flows, the sum of operating and investing cash flows, were a negative Y 0.8 billion as compared with the the prior period last year.

(Financing activities)

Net cash provided by financing activities was Y 71.4 billion. This was due to an increase in long-term debt at the parent company in an improving fund procurement environment as well as to an increase liquidity in hand accompanying the commencement of full-scale operations at Metal One.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8580
Fax: 81-3-3210-8583
e-mail: ml.ir@mitsubishicorp.com

November 13, 2003
Mitsubishi Corporation

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2003	7,512,422	66,196	78,734
September 30, 2002	6,325,615	41,638	40,470
For the year ended March 31, 2003	13,328,721	100,639	60,834

	Net income	Net income per share	Net income per share (diluted basis)
For the six months ended	Millions of Yen	Yen	Yen
September 30, 2003	60,560	38.68	35.72
September 30, 2002	43,582	27.82	26.54
For the year ended March 31, 2003	62,265	39.76	37.26

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
For the six months ended	Millions of Yen	Millions of Yen	%	Yen
September 30, 2003	8,112,800	1,085,773	13.4	693.52
September 30, 2002	7,740,050	1,001,564	12.9	639.28
For the year ended March 31, 2003	8,097,937	937,058	11.6	598.51

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2003	73,900	(74,721)	71,380	423,922
September 30, 2002	152,363	(51,887)	(127,804)	356,989
For the year ended March 31, 2003	270,281	(24,388)	(282,681)	348,780

4. Prospects for the year ending March 31, 2004

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2004	14,800,000	100,000

(Forecast of Net income per share for the year ending March 31, 2004 : 63.87 Yen)

5. Number of consolidated subsidiaries : 368
Number of affiliated companies accounted for by the equity method : 165

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables. Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) Certain restatements and reclassifications for the period ended September 30, 2002 have been made in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," and Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investment in Common Stock."

(4) The translation of Japanese yen amounts into United States dollar amounts with respect to the six months ended September 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of Y111=USD1, the approximate rate of exchange at September 30, 2003.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including fuels, metals, machinery, chemicals and living essentials. Some of our basic functions -- information and telecommunications, finance, logistics and retailing -- enhance the above activities and enable us to provide comprehensive solutions to customers. We also invest actively in energy, natural resources, project development and information technology areas.

Mitsubishi Corporation organizes business groups according to products and services. Business groups manage their products and services through subsidiaries and affiliates (Subsidiaries: 902, Affiliates: 510).

The following table shows products and services by operating segment and major subsidiaries and affiliates.

As of April 1, 2003, the companies reclassified certain business group. The IT & Electronics Business Group was disbanded as follows: The IT & Electronics Group's Telecommunication & Broadcasting Division was mainly included in the New Business Initiative Group; The Aerospace Division and the Telecommunication & Broadcasting Division's Satellite Communications Business Unit were mainly included in the Machinery Group.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATES
NEW BUSINESS INITIATIVE (167)	IT, Telecommunication & Media, Financial Services, Logistics, Consumer Business, Healthcare	RYOKO LOGISTICS CORPORATION MITSUBISHI CORPORATION FINANCE PLC IT FRONTIER CORPORATION NIPPON CARE SUPPLY CO.,LTD (95)	LAWSON, INC. KENTUCKY FRIED CHICKEN JAPAN LTD. (72)
ENERGY BUSINESS (132)	Petroleum Products, Carbon, Crude Oil, LPG, LNG	MITSUBISHI SHOJI SEKIYU CO.,LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY.LTD. (97)	JAPAN AUSTRALIA LNG(MIMI)PTY.,LTD. BRUNEI LNG SENDIRIAN BERHAD (35)
METALS (284)	Ferrous Products,Coals,Ore, Nickel ,Ferro-Alloy, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products	METAL ONE CORPORATION JECO MITSUBISHI DEVELOPMENT PTY.,LTD. (198)	IRON ORE COMPANY OF CANADA MOZAL S.A.R.L. (86)
MACHINERY (342)	Power & Electrical Systems, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction , Aerospaces	NIKKEN CORPORATION NORELEC DEL NORTE,S.A.DE C.V. TRI PETCH ISUZU SALES CO.,LTD. MC AVIATION FINANCIAL SERVICES (EUROPE) B.V. (225)	MITSUBISHI AUTO CREDIT-LEASE CORP. DIAMOND CITY CO.,LTD. SPACE COMMUNICATIONS CORPORATION (117)
CHEMICALS (101)	Chemical Products, Inorganic Chemicals Products, Fertilizer, Chlor-Alkali, Functional Chemicals	MITSUBISHI SHOJI PLASTICS CORP. MITENI S.P.A. (52)	METANOL DE ORIENTE,METOR,S.A. EXPORTADORA DE SAL,S.A. DE C.V. (49)
LIVING ESSENTIALS (292)	Foods & Food Products, Textiles,General Merchandise	RYOSHOKU LTD. TOYO REIZO CO.,LTD. MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED (161)	COCA-COLA CENTRAL JAPAN CO.,LTD MITSUBISHI PAPER SALES CORPORATION (131)
CORPORATE STAFF SECTION (54)	Finance, Accounting, Personnel, General affairs	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN)LTD. (34)	KOHJIN CO.,LTD. (20)
OVERSEAS SUBSIDIARIES (40)	Handling of a Broad Range of Products, similar to the Parent Company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION(HONG KONG)LTD. (40)	

Note: Among the above-listed subsidiaries, "RYOSHOKU LTD." is listed on Tokyo Stock Exchange (1st section).

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the six months ended September 30, 2003 and 2002 (unaudited)

	Millions of yen				Millions of U.S. dollars
	Six months ended Sept.30,2003	Six months ended Sept.30,2002	Increase or [-]decrease		Six months ended Sept.30,2003
				%	
Operating transactions	7,512,422	6,325,615	1,186,807	18.8	67,679
Gross profit	378,005	349,157	28,848	8.3	3,405
Gross profit ratio	5.03%	5.52%			
Selling, general and administrative expenses	(311,380)	(293,861)	-17,519	6.0	(2,805)
Provision for doubtful receivables	(429)	(13,658)	13,229	-	(4)
Operating income	66,196	41,638	24,558	59.0	596
Other income (expenses) :					
Interest expense - net	(7,629)	(7,295)	-334	4.6	(69)
Dividends	10,021	17,792	-7,771	-43.7	90
Gain (loss) on marketable securities and investments - net	10,821	(14,884)	25,705	-	97
Gain (loss) on property and equipment - net	(3,140)	8,894	-12,034	-	(28)
Other - net	2,465	(5,675)	8,140	-	23
Other income (expenses) - net	12,538	(1,168)	13,706	-	113
Income from consolidated operations before income taxes	78,734	40,470	38,264	94.5	709
Income taxes	(34,642)	(19,476)	-15,166	-	(312)
Income from consolidated operations	44,092	20,994	23,098	110.0	397
Minority interests in income of consolidated subsidiaries	(6,527)	(2,806)	-3,721	132.6	(59)
Equity in earnings of affiliated companies - net (less applicable income taxes)	22,995	17,294	5,701	33.0	208
Income before cumulative effect of changes in accounting principles	60,560	35,482	25,078	70.7	546
Cumulative effect of a change in accounting principles	-	8,100	-8,100	-	-
Net income	60,560	43,582	16,978	39.0	546

Note: 1.Certain restatements and reclassifications for the period ended September 30, 2002 have been made in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," and Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock." See Note 2. of "Basis of Consolidated Financial Statements".

2.Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
September 30, 2003(unaudited) and March 31,2003

ASSETS	Millions of yen			Millions of U.S. dollars
	Sept.30 2003	March 31 2003	Increase or [-]decrease	Sept.30 2003
Current assets:				
Cash and cash equivalents	423,922	348,780	75,142	3,819
Time deposits	15,932	38,069	-22,137	144
Short-term investments	197,131	128,670	68,461	1,776
Receivables-trade:				
Notes and loans	413,153	514,338	-101,185	3,722
Accounts	1,864,434	1,884,041	-19,607	16,797
Affiliated companies	248,349	278,090	-29,741	2,237
Allowance for doubtful receivables	(67,926)	(66,506)	-1,420	(612)
Inventories	496,054	485,071	10,983	4,469
Advance payments to suppliers	169,400	138,746	30,654	1,526
Deferred income taxes	59,205	55,651	3,554	533
Other current assets	115,021	117,198	-2,177	1,036
Total current assets	3,934,675	3,922,148	12,527	35,447
Investments and non-current receivables:				
Investments in and advances to affiliated companies	812,804	712,774	100,030	7,323
Other investments	1,211,732	1,189,107	22,625	10,917
Non-current notes, loans and accounts receivable-trade	667,143	724,195	-57,052	6,010
Allowance for doubtful receivables	(109,962)	(116,085)	6,123	(991)
Total investments and non-current receivables	2,581,717	2,509,991	71,726	23,259
Property and equipment- net	1,238,956	1,176,613	62,343	11,162
Other assets	357,452	489,185	-131,733	3,220
Total	8,112,800	8,097,937	14,863	73,088

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
September 30, 2003(unaudited) and March 31,2003

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen			Millions of U.S. dollars
	Sept.30 2003	March 31 2003	Increase or [-]decrease	Sept.30 2003
Current liabilities:				
Short-term debt	546,100	572,708	-26,608	4,920
Current maturities of long-term debt	561,358	388,957	172,401	5,057
Payables-trade:				
Notes and acceptances	205,829	206,575	-746	1,854
Accounts	1,492,736	1,586,112	-93,376	13,448
Affiliated companies	54,060	70,972	-16,912	487
Advances from customers	151,414	110,814	40,600	1,364
Accrued income taxes	27,454	34,682	-7,228	247
Other accrued expenses	72,349	90,950	-18,601	652
Other current liabilities	204,047	211,684	-7,637	1,839
Total current liabilities	3,315,347	3,273,454	41,893	29,868
Long-term debt, less current maturities	2,959,571	3,085,016	-125,445	26,663
Accrued pension and severance liabilities	221,898	215,679	6,219	1,999
Deferred income taxes	69,396	62,336	7,060	625
Other long-term liabilities	286,848	313,747	-26,899	2,584
Minority interests	173,967	210,647	-36,680	1,567
Shareholders' equity:				
Common stock	126,610	126,609	1	1,141
Additional paid-in capital	179,496	179,491	5	1,617
Retained earnings:				
Appropriated for legal reserve	35,907	35,550	357	323
Unappropriated	926,877	872,939	53,938	8,350
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	101,401	54,745	46,656	914
Net unrealized losses on derivatives	(6,873)	(10,000)	3,127	(62)
Minimum pension liability adjustments	(148,507)	(148,126)	-381	(1,338)
Foreign currency translation adjustments	(128,365)	(173,401)	45,036	(1,156)
Less treasury stock	(773)	(749)	-24	(7)
Total shareholders' equity	1,085,773	937,058	148,715	9,782
Total	8,112,800	8,097,937	14,863	73,088

Mitsubishi Corporation and subsidiaries

Statements of Consolidated Shareholders' Equity

for the six months ended September 30, 2003 (unaudited) and the year ended March 31, 2003

	Millions of yen		Millions of U.S. dollars
	2003	2002	2003
	Apr. 2003~ Sept. 2003	Apr. 2002~ Mar. 2003	Apr. 2003~ Sept. 2003
Shareholders' Equity			
Common stock			
Balance, beginning of period	126,609	126,609	1,141
Issuance of common stock upon exercise of stock options	1	-	0
Balance, end of period	126,610	126,609	1,141
Additional paid-in capital			
Balance, beginning of period	179,491	179,491	1,617
Issuance of common stock upon exercise of stock options	2	-	0
Gains on sales of treasury stock	3	-	0
Balance, end of period	179,496	179,491	1,617
Retained earnings appropriated for legal reserve:			
Balance, beginning of period	35,550	35,524	320
Transfer from unappropriated retained earnings	357	26	3
Balance, end of period	35,907	35,550	323
Unappropriated retained earnings:			
Balance, beginning of period	872,939	823,236	7,864
Net income	60,560	62,265	546
Total	933,499	885,501	8,410
Deduct:			
Cash dividends paid	(6,265)	(12,536)	(56)
Transfer to retained earnings appropriated for legal reserve	(357)	(26)	(4)
Total	(6,622)	(12,562)	(60)
Balance, end of period	926,877	872,939	8,350
Accumulated other comprehensive loss (net of tax):			
Balance, beginning of period	(276,782)	(134,897)	(2,493)
Other comprehensive income (loss)	94,438	(141,885)	851
Balance, end of period	(182,344)	(276,782)	(1,642)
Treasury stock:			
Balance,beginning of period	(749)	(104)	(7)
Purchases-net	(24)	(645)	0
Balance,end of period	(773)	(749)	(7)

Statements of Consolidated Comprehensive Income(Loss)

for the six months ended September 30, 2003 (unaudited) and the year ended March 31, 2003

	Millions of yen		Millions of U.S. dollars
	2003	2002	2003
	Apr. 2003~ Sept. 2003	Apr. 2002~ Mar. 2003	Apr. 2003~ Sept. 2003
Comprehensive Income (Loss)			
Net income	60,560	62,265	546
Other comprehensive income (loss):			
Unrealized gains on securities available for sale	46,656	(24,516)	420
Unrealized losses on derivative instruments	3,127	(3,855)	28
Minimum pension liability adjustments	(381)	(69,503)	(3)
Foreign currency translation adjustments	45,036	(44,011)	406
Other comprehensive income (loss)	94,438	(141,885)	851
Comprehensive Income(Loss)	154,998	(79,620)	1,397

NOTE: Dividends and appropriations for legal reserve shown for each year represent dividends paid out during the year and the appropriation for legal reserve made in relation to the respective dividends.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CASH FLOWS (US GAAP)
for the six months ended September 30, 2003 and 2002 (unaudited)

	Millions of Yen	Millions of Yen	Millions of U.S. Dollars
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2003
I . Operating activities:			
Net income	60,560	43,582	546
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	53,889	48,901	485
Provision for doubtful receivables	429	13,658	4
(Gain) loss on marketable securities and investments - net	(10,821)	14,884	(97)
(Gain) loss on property and equipment - net	3,140	(8,894)	28
Equity in earnings of affiliated companies, less dividends received	(6,936)	(5,034)	(62)
Deferred income taxes	2,434	(7,410)	22
Cumulative effect of a change in accounting principles	-	(8,100)	-
Changes in operating assets and liabilities:			
Short-term investments -trading securities	(33,931)	(6,003)	(306)
Notes and accounts receivable - trade	133,038	193,343	1,199
Inventories	8,570	48,905	77
Notes, acceptances and accounts payable - trade	(129,077)	(182,549)	(1,163)
Other - net	(7,395)	7,080	(67)
Net cash provided by operating activities	73,900	152,363	666
II . Investing activities:			
Expenditures for property and equipment and other assets	(97,180)	(75,672)	(876)
Net decrease (increase) in investments	(5,531)	13,963	(50)
Net decrease in loans receivable	1,624	14,933	15
Net decrease (increase) in time deposits	26,366	(5,111)	238
Net cash provided by (used in) investing activities	(74,721)	(51,887)	(673)
III. Financing activities:			
Net increase (decrease) in short-term debt	15,798	(35,257)	142
Net increase (decrease) in long-term debt	61,865	(86,113)	557
Issuance of common stock upon exercise of stock options	3	-	0
Acquisition of treasury stock	(21)	(166)	0
Payment of dividends	(6,265)	(6,268)	(56)
Net cash used in financing activities	71,380	(127,804)	643
IV. Effect of exchange rate changes on cash and cash equivalents	4,583	(10,910)	41
V. Net increase (decrease) in cash and cash equivalents	75,142	(38,238)	677
VI. Cash and cash equivalents, beginning of period	348,780	395,227	3,142
VII. Cash and cash equivalents, end of period	423,922	356,989	3,819

Note: Certain restatements and reclassifications for the period ended September 30, 2002 have been made in accordance with SFAS No. 142

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements of Mitsubishi Corporation (the "Company") and its subsidiaries (collectively, "the companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The significant differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:
(1) Valuation of investments
(2) Valuation of long-lived assets (Impaired assets are written down to estimated fair value for U.S. GAAP)
(3) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)
(4) Derivative instruments and hedge accounting
(5) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income (loss) for U.S. GAAP)
(6) Accounting for business combinations, Goodwill and other intangible assets

2. Restatement of Prior Year's Consolidated Financial Statements

The financial statements for the six-months ended September 30, 2002, have been restated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" and with Accounting Principles Board Opinion ("APB") No. 18 "The Equity Method of Accounting for Investment in Common Stock."

The restatement was made because SFAS No. 142 requires the impairment loss on goodwill accompanying the adoption of the statement that was recognized in the quarter ended March 31, 2003 be retroactively recorded in the quarter ended June 30, 2002.

Also during the year ended March 31, 2003, the companies acquired an additional investment in a cost method investee. The companies' investment in the investee, results of operations and retained earnings were retroactively restated to account for the companies' ownership interest in the investee under the equity method in accordance with APB No. 18.

As a result, the companies retroactively restated the consolidated statement of income, statement of consolidated cash flows, and segment information for the six months ended September 30, 2002.
The previously reported amounts, adjustments and the restated amounts for consolidated net income, shareholders' equity and total assets as of and for the six months ended September 30, 2002 are as follows:

(Millions of Yen)

	As Previously Reported	Adjustments	As Restated
Net income	43,947	-365	43,582
Total shareholders' equity	1,000,745	819	1,001,564
Total assets	7,739,231	819	7,740,050

3. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and equity-method affiliates

	As of Sept. 30, 2003	As of Mar.31, 2003	Change
Consolidated subsidiaries	368	365	3
Equity-method affiliates	165	162	3
Total	533	527	6

Note: The above numbers of consolidated subsidiaries and equity-method affiliates exclude sub-consolidated and sub-equity-method applied companies (for the six months ended September 30, 2003: 348 companies, for the year ended March 31, 2003: 356 companies).

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: TECHNOLOGY ALLIANCE GROUP, PETRO-DIAMOND RISK MANAGEMENT, TOSHO CORPORATION and others (Total 16 companies)

Excluded: 13 companies

[Equity-method affiliates]

New: KIRIN MC DANONE WATERS CO., LTD and others (Total 10 companies)

Excluded: PARA PIGMENTOS S.A. and others (Total 7 companies)

4. Application of New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." This interpretation requires primary beneficiaries to consolidate variable interest entities ("VIEs"). FIN 46 is effective immediately for all new VIEs created or acquired on or after February 1, 2003. However, for VIEs created or acquired prior to February 1, 2003, the Company is required to apply the provisions of FIN 46 by the end of the third quarter of the year ending March 31, 2004, with early adoption encouraged from the second quarter of the year ending March 31, 2004. The Company adopted FIN 46 on July 1, 2003, with respect to VIEs created or acquired prior to February 1, 2003. The adoption of FIN 46 did not have a material impact on the companies' results of operations and financial position.

SFAS No. 143, "Accounting for Asset Retirement Obligations," issued by the FASB, was adopted effective from the first quarter of the year ending March 31, 2004. The statement addresses the recognition and recalculation of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 did not have a material impact on the companies' results of operations and financial position.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was adopted effective from the second quarter of the year ending March 31, 2004. This statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The adoption of SFAS No. 149 did not have an impact on the companies' results of operations and financial position.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 (EITF No. 03-2), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". EITF No. 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan (EPF) which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. On October 29, 2003, the application, which was submitted by the Company for approval on October 1, 2003, was approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. Currently, the effect on the companies' results of operations and financial position of the transfer has not been determined.

5. Contingent Liabilities

The Company and/or a U.S. subsidiary have been named as a defendant in several lawsuits in the U.S. and Canada by graphite electrode users and also as a defendant in a lawsuit by UCAR International Inc. ("UCAR", now known as GrafTech International Ltd.), a graphite electrode manufacturer in connection with the sales and marketing of graphite electrodes. Five of the lawsuits brought by graphite electrode users have been resolved between the parties, and one reached a settlement, while four others remain active. The lawsuits brought by graphite electrode users, that remain active do not specify the amount of damages that are sought. UCAR is seeking damages in the amount of $406 million and other unspecified damages, plus interest. It is not possible for the Company to predict at this time what, if any, liability the Company may sustain on account of these lawsuits.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
for the six months ended September 30, 2003 and 2002 (unaudited)

[OPERATING SEGMENT INFORMATION]

The companies' operating segment information at and for the six months ended September 30, 2003 and 2002 is as follows:

Six months ended September 30, 2003

	Millions of yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	109,886	1,848,520	1,428,746	1,308,296	758,345	2,086,491	7,540,284	6,654	(34,516)	7,512,422
Intersegment	2,211	20,874	2,168	2,611	1,526	2,052	31,442	925	(32,367)	-
Total	112,097	1,869,394	1,430,914	1,310,907	759,871	2,088,543	7,571,726	7,579	(66,883)	7,512,422
Gross profit	22,955	35,760	80,161	70,492	34,458	132,074	375,900	2,248	(143)	378,005
Operating income(loss)	(3,512)	13,841	26,938	27,226	12,453	24,363	101,309	(28,564)	(6,549)	66,196
Net income(loss)	413	16,609	18,301	21,537	8,423	15,327	80,610	(10,549)	(9,501)	60,560
Segment assets	1,089,380	834,276	1,595,760	1,975,664	586,328	1,448,038	7,529,446	922,521	(339,167)	8,112,800

	Millions of U.S. dollars									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	990	16,653	12,872	11,786	6,832	18,797	67,930	60	(311)	67,679
Intersegment	20	188	19	24	14	19	284	8	(292)	-
Total	1,010	16,841	12,891	11,810	6,846	18,816	68,214	68	(603)	67,679
Gross profit	207	322	722	635	310	1,190	3,386	20	(1)	3,405
Operating income(loss)	(32)	125	243	245	112	220	913	(258)	(59)	596
Net income(loss)	4	149	165	194	76	138	726	(95)	(85)	546
Segment assets	9,814	7,516	14,376	17,799	5,282	13,046	67,833	8,311	(3,056)	73,088

Six months ended September 30, 2002

	Millions of yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	133,053	1,434,035	989,871	1,050,401	676,395	2,033,206	6,316,961	13,862	(5,208)	6,325,615
Intersegment	3,299	19,484	16,614	10,159	1,331	14,974	65,861	860	(66,721)	—
Total	136,352	1,453,519	1,006,485	1,060,560	677,726	2,048,180	6,382,822	14,722	(71,929)	6,325,615
Gross profit	22,312	24,969	69,435	61,126	31,612	135,582	345,036	4,184	(63)	349,157
Operating income(loss)	(4,988)	3,061	30,589	6,749	9,847	26,806	72,064	(21,516)	(8,910)	41,638
Net income(loss)	(2,728)	9,774	14,517	5,023	5,890	16,408	48,884	8,959	(14,261)	43,582
Segment assets	1,071,288	776,018	1,162,279	2,014,432	562,951	1,442,862	7,029,830	898,386	(188,166)	7,740,050

1. The segment information has been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP).
2. "Adjustment or Eliminations" includes certain adjustments and reclassifications (which have been incorporated in the accompanying consolidated financial statements) to conform with U.S. GAAP along with certain income and expense items that are not allocated to reportable operating segments and intersegment eliminations.
3."Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates.
This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were Y 922,521 million (USD 8,311 million) and Y 898,386 million at September 30, 2003 and 2002 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
4. Certain restatements and reclassifications for the six months ended September 30, 2002 have been made in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," and Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investment in Common Stock.". See Note 2.of "Basis of Consolidated Financial Statements".
As of April 1, 2003, the companies reclassified certain business groups. The IT & Electronics Business Group was disbanded as follows: The IT & Electronics Group's Telecommunication & Broadcasting Division was mainly included in the New Business Initiative Group; The Aerospace Division and the Telecommunication & Media Division's Satellite Communications Business Unit were mainly included in the Machinery Group. The consolidated financial position and results of operations of related reportable operating segments for the six months ended September 30, 2002 have also been reclassified accordingly.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
for the six months ended September 30, 2003 and 2002 (unaudited)

[GEOGRAPHIC SEGMENT INFORMATION]

The companies' segment information by geographic areas at and for the six months ended September 30, 2003 and 2002 is as follows:

	Millions of yen			Millions of U.S.dollars
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	Increase or decrease	Six months ended Sept. 30, 2003
I Operating transactions				
Japan	6,299,153	5,321,388	977,765	56,749
U.S.A.	380,666	308,101	72,565	3,429
United Kingdom	189,565	141,468	48,097	1,708
Other	643,038	554,658	88,380	5,793
Total	7,512,422	6,325,615	1,186,807	67,679
II Gross profit				
Japan	275,070	244,624	30,446	2,478
Australia	23,816	29,659	(5,843)	215
U.S.A.	19,751	20,387	(636)	178
Other	59,368	54,487	4,881	534
Total	378,005	349,157	28,848	3,405
III Long-lived assets				
Japan	687,973	616,485	71,488	6,198
Australia	89,481	64,038	25,443	806
Canada	61,556	64,247	(2,691)	555
Other	358,029	336,587	21,442	3,225
Total	1,197,039	1,081,357	115,682	10,784

(NOTE) The companies' segment information by geographic areas are disclosed in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."

Mitsubishi Corporation and subsidiaries

FAIR VALUE INFORMATION OF INVESTMENTS (US GAAP)

September 30, 2003 (unaudited) and March 31, 2003

Pursuant to SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securites", substantially all of the companies' marketable equity securities and debt securities, principally corporate bonds and commercial paper, were classified as available-for-sale or held-to-maturity securities, except for certain items categorized as trading securities. Fair value information regarding each category of the securities classified as trading, available-for-sale and held-to-maturity at September 30, 2003 and March 31, 2003, is as follows.

September 30, 2003

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				76,381
Available-for-sale				
Equity securities	327,427	226,207	(5,658)	547,976
Debt securities	412,000	593	(2,768)	409,825
Held-to-maturity	11,556	146	0	11,702

March 31, 2003

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				44,565
Available-for-sale				
Equity securities	340,648	153,064	(10,407)	483,305
Debt securities	252,488	0	(3,430)	249,058
Held-to-maturity	168,439	902	(764)	168,577

September 30, 2003

	Millions of U.S.Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				688
Available-for-sale				
Equity securities	2,950	2,038	(51)	4,937
Debt securities	3,712	5	(25)	3,692
Held-to-maturity	104	1	0	105

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were losses of Y732 million (USD 7 million), and losses of Y 1,039 million for the six months ended September 30, 2003 and the year ended March 31, 2003, respectively.

"Other investments" include investments in non-traded and unaffiliated companies and non-current time deposits amounting to Y363,125 million(USD3,272million) and Y372,410 million at September 30, 2003 and March 31, 2002, respectively.

As a result of reviewing the portfolio management strategy, Y 156,530 million (USD 1,410 million) investments in debt securities which were previously classified as held-to-maturity securities were transferred to available-for-sale securities.

[For Reference:Fair value of marketable securities regarding subsidiaries and affiliated companies held by the parent company]

(as of September 30, 2003)

	Millions of Yen			Millions of U.S.Dollars		
	Cost	Fair value	Difference	Cost	Fair value	Difference
Subsidiaries	11,188	71,393	60,205	101	643	542
Affiliated	42,122	106,364	64,242	379	958	579